SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: July 30, 2009

List of materials

Documents attached hereto:

i) Press release entitled Sharp and Sony Enter into Definitive Agreement regarding Joint Venture to Produce and Sell Large-Sized LCD Panels and Modules

July 30, 2009
Sharp Corporation
Sony Corporation

Sharp and Sony Enter into Definitive Agreement regarding
Joint Venture to Produce and Sell Large-Sized LCD Panels
and Modules

Sharp Corporation (“Sharp”) and Sony Corporation (“Sony”) today entered into an agreement (the “Joint Venture Agreement”) to establish a joint venture company to produce and sell large-sized LCD panels and modules.

On July 1, 2009, Sharp split out its new LCD panel plant located in Sakai City, which is under construction, and transferred it to Sharp Display Products Corporation (“SDP”), its wholly-owned subsidiary.  SDP is scheduled to commence operations in October 2009.  On December 29, 2009, as the first step toward the final investment ratio (66% by Sharp and 34% by Sony), Sony will invest 10 billion yen into SDP in exchange for new shares to be issued by SDP to Sony as third-party allocation.  As a result of this transaction, SDP will become a joint venture company of Sharp and Sony on the same day.  The Joint Venture Agreement further provides that Sony will make a number of additional capital injections to SDP subject to conditions set forth in the Joint Venture Agreement.

SDP will seek to maximize the advantages gained from using the world’s first 10th generation glass substrates to produce large-sized LCD panels and modules that deliver the industry’s highest levels of quality, cost and performance.

Sharp and Sony will further discuss joint development of components for LCD modules to strengthen their mutual collaborative relationship.

<Joint Venture Company Overview>
(1)	Company Name:	Sharp Display Products Corporation
(2)	Location:	1 Takumi-cho, Sakai-ku, Sakai City, Osaka Prefecture
(3)	Representative:	Hiroshi Saji, President
(4)	Principal Business:	Production and sales of LCD panels and modules
(5)	Date of Establishment:	April 1, 2009 (as a wholly-owned subsidiary of Sharp)

(6)	Joint Venture Establishment Date:	December 29, 2009
(7)	Account End:	March 31
(8)	Capital:	15 billion yen as of December 29, 2009 (10 billion yen as of July 30, 2009)
(9)	Capital Reserve:	127 billion yen as of December 29, 2009 (122 billion yen as of July 30, 2009)
(10)	Share Holding Ratio:

	July 30, 2009 (when Joint Venture Agreement is executed)	December 29, 2009 (when SDP will become a joint venture company)	By the end of April 2011*
Sharp	100.00%	92.96%	66.00%
(Number of shares)	(2,640,000)	(2,640,000)	(2,640,000)
Sony	0.00%	7.04%	34.00%
(Number of shares)	(0)	(200,000)	(1,360,000)
Total	100.00%	100.00%	100.00%
(Number of shares issued)	(2,640,000)	(2,840,000)	(4,000,000)

*
The Joint Venture Agreement provides that, subject to conditions set forth in the Joint Venture Agreement, Sony will make a number of additional capital injections to SDP, resulting in a maximum 34% ownership by Sony of SDP by the end of April 2011.

(11)	Production Capacity:	72,000 substrates per month (initially 36,000 substrates per month)
(12)	Estimated Total Investment by the Joint Venture Company:	Approximately 430 billion yen (including leased assets)

<Prospective on Sharp, a parent of SDP>
The execution of the Joint Venture Agreement will have no significant impact on the consolidated performance of Sharp for its fiscal year ending March 31, 2010.
For the forecast of consolidated performance of Sharp for its fiscal year ending March 31, 2010, please refer to Sharp's announcement made today regarding consolidated financial results for the first quarter ended June 30, 2009.

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